19003212

S

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69943

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wildermuth Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11525 Park Woods Circle
(No. and Street)

Alpharetta	Georgia	30005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carol Wildermuth 678-356-1100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HLB Gross Collins
(Name – *if individual, state last, first, middle name*)

3330 Cumberland Blvd; Suite 1000	Atlanta	GA	30339
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
FEB 27 2019
Washington DC
413

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Carol Wildermuth, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wildermuth Securities, LLC, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

KIM W HART
MY COMMISSION EXPIRES
JUNE
27
2020
FULTON CO., GEORGIA
NOTARY PUBLIC

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Wildermuth Securities, LLC

Financial Statements with
Supplementary Information
December 31, 2018

Wildermuth Securities, LLC

Table of Contents
December 31, 2018

HLB GROSS COLLINS
GLOBAL ADVISORY AND ACCOUNTING

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of

Wildermuth Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Wildermuth Securities, LLC (the "Company") as of December 31, 2018, the related statements of income, changes in members' equity and cash flows for the period from October 3, 2017 (Inception) to December 31, 2018, and the related notes and schedule (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in al material respects, the financial position of Wildermuth Securities, LLC as of December 31, 2018, and the results of its operations and its cash flows for the period from October 3, 2017 (Inception) to December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Wildermuth Securities, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Wildermuth Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information included on pages 12 to 14 has been subjected to audit procedures performed in conjunction with the audit of Wildermuth Securities, LLC's financial statements. The supplemental information is the responsibility of Wildermuth Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

HLB Gross Collins, P.C.

This is our first year serving as Wildermuth Securities, LLC's auditor.
Atlanta, Georgia
February 25, 2019

3330 Cumberland Boulevard, Suite 1000, Atlanta, GA 30339 **TEL**: 770-433-1711 **FAX**: 770-432-3473
hlbgrosscollins.com "Local in Touch - Global in Reach"

HLB Gross Collins P.C. is a member of HLB International, the global advisory and accounting network

Wildermuth Securities, LLC

Statement of Financial Condition
December 31, 2018

Assets		
Cash	$	110,843
Accounts receivable		3,002
Accounts receivable, related party		11,726
Total assets	$	125,571
Liabilities and members' equity		
Liabilities		
Accounts payable and accrued expenses	$	17,807
Total liabilities		17,807
Members' equity		107,764
Total members' equity		107,764
Total liabilities and members' equity	$	125,571

The accompanying notes are an integral part of these financial statements.

Wildermuth Securities, LLC

Statement of Income (Loss)

For the period from October 3, 2017 (Inception) to December 31,2018

Revenues		
Distribution revenue	$	787,628
Other fee revenue		19,965
Total revenues		807,593
Operating expenses		
General and administrative		829,659
Start-up costs		20,170
Total operating expenses		849,829
Net income (loss)	$	(42,236)

The accompanying notes are an integral part of these financial statements.

Wildermuth Securities, LLC

Statement of Changes in Members' Equity

For the period from October 3, 2017 (Inception) to December 31,2018

		Members' Equity
Balance, October 3, 2017	$	150,000
Net Loss		(42,236)
Balance, December 31, 2018	**$**	**107,764**

Wildermuth Securities, LLC

Statement of Cash Flows

For the period from October 3, 2017 (Inception) to December 31,2018

Cash flows from operating activities		
Cash received from customers	$	792,865
Cash paid to suppliers and employees		(832,022)
Net cash used in operating activities		(39,157)
Net decrease in cash		(39,157)
Cash, beginning of period		150,000
Cash, end of period	$	110,843

Reconciliation of income to net cash provided by operating activities

Net income (loss)	$	(42,236)
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in accounts receivable		(3,002)
Increase in accounts receivable, related parties		(11,726)
Increase in accounts payable and accrued expenses		17,807
Net cash used in operating activities	$	(39,157)

The accompanying notes are an integral part of these financial statements.

1. Nature of Operations and Summary of Significant Accounting Policies

Wildermuth Securities, LLC (the "Company") was formed in 2017 and conducts business as a securities broker-dealer. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC).

Description of the Business

The Company is the distributing broker dealer for Wildermuth Endowment Fund (the "Fund"). In its role, the Company distributes the Fund's shares through a selling group of Broker Dealers and Registered Investment Advisors. The Company develops and distributes marketing and educational pieces, manages wholesalers and attends industry conferences and events.

Use of Estimates in Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recently Adopted Accounting Standards

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers (Topic 606). The FASB issued several amendments to this standard, ASU-2015-14, ASU 2016-08, ASU 2016-10 and ASU 2016-12, in August 2015, March, April and May 2016, respectively. The guidance in this ASU affects any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards. The guidance in this ASU supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance throughout the Industry Topics of the Codification. In December 2016, the FASB issued ASU 2016-20, Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers, to clarify various areas within the guidance for correction and improvement.

This ASU is effective for public companies with fiscal years beginning after December 15, 2017. Brokers and Dealers are classified as public entities, as defined in FASB ASU 2013-12, Definition of Public Business Entity, because they file their financial statements with the SEC. The Company adopted this standard on January 1, 2018.

The adoption of this new revenue recognition standard did not have a material impact on the financial statements. The customer obtains control of the service and benefits from the asset when the trade is executed, therefore trade date revenue recognition did not change.

Cash

Cash represents withdrawable deposits in a bank account held in a broker/dealer. From time to time, balances may exceed federally insured limits. The Company does not believe it is exposed to any significant credit risk in such account.

Revenue Recognition

The Company entered into a Distribution Services Agreement (the "Agreement") with Wildermuth Advisory LLC (the "Adviser") (an affiliate company under common control) to sell the Fund to investors. The Agreement was effective October 20, 2017 with subsequent amendments. The initial term of the Agreement is two years, with automatic renewal for successive one year periods, unless terminated. Revenue from contracts with customers includes distribution revenue from the sale of the Fund. The significant judgment used to determine the recognition and measurement of revenue is based on the terms outlined in the Agreement. The Company believes that its performance obligation is the sale of the Fund to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized based on specified rates as defined in the Agreement.The Company recognized the following types of revenue based on the Agreement:

Ongoing Compensation – The Company receives an annual distribution fee, calculated and paid monthly by the Adviser. The distribution fee is based on a percentage (as defined in the Agreement) of the Fund's asset under management as of the prior month's end. The Company's performance obligation is the sale of the Fund to investors and as such this is fulfilled on the trade date. Ongoing compensation recognized for the period from October 3, 2017 (Inception) to December 31, 2018 was $720,217.

Special compensation of $10,000 was recognized monthly and for the length of time specified in the Agreement, to recognize the opportunity and initial costs of starting the Company. Total special compensation recognized for the period from October 3, 2017 (Inception) to December 31, 2018 was $60,000.

Point of sale consideration – The point of sale consideration is recognized based on the sales activity during the month for class A and class C shares. The Adviser pays the Company based on the subscriptions to purchase shares that are accepted by the Fund during the effective period of the Agreement. For class A shares, the Adviser pays the Company 1.5 basis points on any transaction where the principal amount equals or exceed $1 million. In addition, the Adviser pays the Company 1.5 basis points on the principal amount of class A shares purchased where no sales

charge is levied in accordance with the Fund's prospectus. For class C shares, the Adviser pays the Company 1.5 basis points on the principal amount of all purchase transactions. Total point of sale consideration recognized for the period from October 3, 2017 (Inception) to December 31, 2018 was $7,411.

The Company also receives a distributor reallowance on class A shares directly from the Fund. Distributor reallowance revenue was $19,965 for the period from October 3, 2017 (Inception) to December 31, 2018.

Accounts Receivable

Accounts receivable from contracts with customers are recognized when the underlying performance obligations have been satisfied and the Company has therefore earned the fees, in accordance with the Agreement.

Start-up Costs

Start-up Costs include costs incurred for professional services to establish the Company as a broker dealer with FINRA. In accordance with FASB Accounting Standards Codification (ASC) 720-15-20, Start-up Costs, the Company expensed these costs as they were incurred. $14,170 of the start-up costs included in the income statement were incurred prior to inception.

Income Taxes

The Company has elected to be taxed as a disregarded entity under the limited liability company provision of the Internal Revenue Code and similar state laws. Under this provision, the Company does not pay corporate income taxes on its taxable income. Instead, the owner is liable for the income taxes on the Company's taxable income. Accordingly, the accompanying financial statements do not include a provision or liability for income taxes.

Subsequent Events

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Subsequent events have been evaluated for potential recognition and disclosure through February 25, 2019, the date the financial statements were available to be issued. There were no subsequent events that require recognition or disclosure in the financial statements.

2. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires that the ratio of aggregate indebtedness to net capital (as these terms

are defined in the Rule) shall not exceed fifteen to one. Net capital and the net capital ratio fluctuate on a daily basis. As of December 31, 2018, the ratio of aggregate indebtedness to net capital ratio was 0.19 to 1 and net capital was $93,036 which exceeded the minimum net capital requirements by $68,036.

3. Related Party Transactions

The Company shares various office expenses and salaries with a company under common ownership (affiliate). The Company has a formal written expense sharing agreement with the affiliate. The expense sharing agreement provides that the Company will pay a certain monthly discretionary fee (determined annually by the members) to the affiliate company for specific services that the affiliate provides. The Company does not record any expenses such as salaries, office space, office equipment, utilities, technology expense, etc., and therefore, such expenses are included in the allocated office expense. Expenses paid to this affiliate during the period from October 3, 2017 (Inception) to December 31, 2018 for shared expenses were $501,333.

As described in Note 1, the Company entered into a Distribution Services Agreement with Wildermuth Advisory, LLC, an affiliate company under common control. Revenue from the agreement was $787,628 for the period from October 3, 2017 (Inception) to December 31, 2018.

The Company and the Adviser share costs evenly for various events and/or organization memberships such as industry conferences, company conferences, trade shows, marketing events, industry trade memberships, and other events or organizations. Each party is responsible for one-half of the relevant costs, provided that both the Adviser and the Company approve of the shared event. The Company pays for the costs of such events and are reimbursed by the Adviser. Accounts receivable from this related party was $11,726 as of December 31, 2018.

4. Commitments and Contingencies

In the normal course of business as a broker, the Company may be exposed to various risks such as credit risk or risk of default by a client, or legal action by a client or a client's counterparty related to the performance of its services under a contract agreement. Management does not believe the Company is exposed to any significant risks as of December 31, 2018 and the period from October 3, 2017 (Inception) to December 31, 2018.

Supplementary Information

Wildermuth Securities, LLC

Supplementary Information
December 31, 2018

Computation of net capital:		
Members' equity, December 31, 2018	$	107,764
Less other allowable credits		-
Less non-allowable assets		(14,728)
Net capital	**$**	**93,036**
Reconciliation of net capital under Rule 15c3-1:		
Net capital, Form X-17A-5, Part IIA	$	93,036
Other adjustments		-
Net capital per above computation *	**$**	**93,036**
Reconciliation of members' equity:		
Members' equity, Form X-17A-5, Part IIA	$	107,764
Rounding		-
Members' equity per audited financial statements	**$**	**107,764**
Computation of aggregate indebtedness as defined under Rule 15c3-1:		
Accounts payable and accrued expenses	$	17,807
Total aggregate indebtedness	**$**	**17,807**
Ratio of aggregate indebtedness to net capital		**0.19 to 1**

* There are no differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2018.

Wildermuth Securities, LLC

Computation for Determination of Reserve Requirements Under Rule 15c3-3

December 31, 2018

The Company has claimed an exemption from SEC Rule 15c3-3 pursuant to subparagraph 15c3-3(k)(2)(i), and therefore no "Computation for Determination of Reserve Requirements" under that rule has been provided.

Wildermuth Securities, LLC

Information Relating to the Possession or Control Requirements Under Rule 15c3-3

December 31, 2018

The Company has claimed an exemption from SEC Rule 15c3-3 pursuant to subparagraph 15c3-3(k)(2)(i), and therefore no "Information for possession or Control Requirements" under that rule has been provided.

(HLB) GROSS COLLINS
GLOBAL ADVISORY AND ACCOUNTING

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of

Wildermuth Securities, LLC

We have reviewed management's statements, included in the accompanying Wildermuth Securities, LLC's Exemption Report, in which (1) Wildermuth Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Wildermuth Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: paragraph (k)(2)(i) ("exemption provisions") and (2) Wildermuth Securities, LLC stated that Wildermuth Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Wildermuth Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Wildermuth Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

HLB Gross Collins, P.C.

Atlanta, Georgia
February 25, 2019

3330 Cumberland Boulevard, Suite 1000, Atlanta, GA 30339 **TEL**: 770-433-1711 **FAX**: 770-432-3473
hlbgrosscollins.com "Local in Touch - Global in Reach"
HLB Gross Collins P.C. is a member of HLB International, the global advisory and accounting network

Wildermuth Securities, LLC

Exemption From Rule 17 C.F.R. § 15c3-3(k) of the Securities and Exchange Commission

December 31, 2018

Wildermuth Securities, LLC Exemption Report

Wildermuth Securities, LLC is exempt from rule 17 C.F.R. § 240.15c3-3 under the provision (k)(2)(i) of this rule. This provision provides for exemption when no margin accounts are carried, and no funds or securities are held for or due to customers. Wildermuth Securities, LLC is a marketing only broker dealer and does not handle securities transactions. For the period from October 3, 2017 (Inception) through December 31, 2018, Wildermuth Securities, LLC has maintained this exemption, without exception.

Wildermuth Securities, LLC

I, Carol Wildermuth, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Carol Wildermuth
President

HLB GROSS COLLINS
GLOBAL ADVISORY AND ACCOUNTING

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Members of

Wildermuth Securities, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Wildermuth Securities, LLC and the SIPC, solely to assist you and SIPC in evaluating Wildermuth Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018. Wildermuth Securities, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Form X-17A-5 Part III (FOCUS Report) for the year ended December 31, 2018 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, noting the following.

   (a.) The Total Revenue amount reported on the Annual Audited Form X-17A-5 Part III (FOCUS Report) is for the period from October 3, 2017 (Inception) to December 31, 2018. The Total Revenue amount reported in Form SIPC-7 is for the period from January 1, 2018 to December 31, 2018.

   (b.) The Total Revenue amount reported in Form SIPC-7 agreed to the audited revenue for the period from January 1, 2018 to December 31, 2018.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustment, noting no differences: and

5. There was no previous overpayment applied to the current assessment for the year ended December 31, 2018.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Wildermuth Securities, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Wildermuth Securities, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

HLB Gross Collins, P.C.

Atlanta, Georgia
February 25, 2019

3330 Cumberland Boulevard, Suite 1000, Atlanta, GA 30339 **TEL**: 770-433-1711 **FAX**: 770-432-3473
hlbgrosscollins.com "Local in Touch - Global in Reach"
HLB Gross Collins P.C. is a member of HLB International, the global advisory and accounting network

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended **12/31/2018**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

9*9*******1687*********************MIXED AADC 220
69943 FINRA DEC
WILDERMUTH SECURITIES LLC
11625 PARK WOODS CIR # 220 STE
ALPHARETTA, GA 30005-2422

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 1,025
   B. Less payment made with SIPC-6 filed (**exclude interest**) ((477))

   ______________ Date Paid

   C. Less prior overpayment applied (—)
   D. Assessment balance due or (overpayment) 548
   E. Interest computed on late payment (see instruction E) for______days at 20% per annum —
   F. Total assessment balance and interest due (or overpayment carried forward) $ 548
   G. **PAYMENT: √ the box**
   Check mailed to P.O. Box ☑ Funds Wired ☐ ACH ☐
   Total (must be same as F above) $ 548
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Wildermuth Securities, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 25th day of January, 2019.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2018
and ending 12/31/2018

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 683,326

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______

(Deductions in excess of $100,000 require documentation) ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $ 683,326

2e. General Assessment @ .0015 $ 1,025

(to page 1, line 2.A.)